Exhibit 99.1

QORVO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

(Unaudited)

	June 27, 2026	March 28, 2026
ASSETS
Current assets:
Cash and cash equivalents	$1,328,943	$1,219,015
Accounts receivable, net of allowance of $250 and $301 as of June 27, 2026 and March 28, 2026, respectively	379,545	382,509
Inventories	592,492	553,718
Prepaid expenses	38,857	36,724
Other receivables	16,384	16,172
Other current assets	80,501	98,176
Total current assets	2,436,722	2,306,314
Property and equipment, net of accumulated depreciation of $1,799,737 and $1,781,169 as of June 27, 2026 and March 28, 2026, respectively	680,308	710,392
Goodwill	2,353,226	2,353,226
Intangible assets, net	106,286	121,506
Long-term investments	14,759	16,295
Other non-current assets	348,155	317,857
Total assets	$5,939,456	$5,825,590
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$253,233	$242,870
Accrued liabilities	213,593	248,160
Other current liabilities	220,861	221,727
Total current liabilities	687,687	712,757
Long-term debt	1,549,138	1,549,154
Other long-term liabilities	230,706	219,380
Total liabilities	2,467,531	2,481,291
Commitments and contingent liabilities (Note 7)
Stockholders’ equity:
Preferred stock, $0.0001 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock and additional paid-in capital, $0.0001 par value; 405,000 shares authorized; 88,218 and 87,741 shares issued and outstanding at June 27, 2026 and March 28, 2026, respectively	3,344,678	3,301,450
Accumulated other comprehensive income	2,657	4,061
Retained earnings	124,590	38,788
Total stockholders’ equity	3,471,925	3,344,299
Total liabilities and stockholders’ equity	$5,939,456	$5,825,590

See accompanying Notes to Condensed Consolidated Financial Statements.

QORVO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share data)

(Unaudited)

	Three Months Ended
	June 27, 2026	June 28, 2025
Revenue	$784,795	$818,778
Cost of goods sold	383,827	486,976
Gross profit	400,968	331,802

Operating expenses:
Research and development	172,427	179,244
Marketing and selling	48,792	56,891
General and administrative	41,337	50,998
Other operating expense	41,642	14,583
Total operating expenses	304,198	301,716
Operating income	96,770	30,086

Interest expense	(15,852)	(18,787)
Other income, net	19,608	20,386
Income before income taxes	100,526	31,685

Income tax expense	(14,724)	(6,091)
Net income	$85,802	$25,594

Net income per share:
Basic	$0.97	$0.28
Diluted	$0.96	$0.27

Weighted-average shares of common stock outstanding:
Basic	88,035	92,915
Diluted	89,360	93,770

See accompanying Notes to Condensed Consolidated Financial Statements.

QORVO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

(Unaudited)

	Three Months Ended
	June 27, 2026	June 28, 2025
Net income	$85,802	$25,594
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustment, including intra-entity foreign currency transactions that are of a long-term investment nature	(1,386)	11,375
Reclassification adjustments, net of tax:
Amortization of pension actuarial gain	(18)	(7)
Other comprehensive (loss) income	(1,404)	11,368
Total comprehensive income	$84,398	$36,962

See accompanying Notes to Condensed Consolidated Financial Statements.

QORVO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

(Unaudited)

			Accumulated	Retained
	Common Stock and		Other	Earnings
	Additional Paid-in Capital		Comprehensive	(Accumulated
Three Months Ended	Shares	Amount	Income (Loss)	Deficit)	Total
Balance, March 28, 2026	87,741	$3,301,450	$4,061	$38,788	$3,344,299
Net income	—	—	—	85,802	85,802
Other comprehensive loss	—	—	(1,404)	—	(1,404)
Exercise of stock options and vesting of restricted stock units, net of shares withheld for employee taxes	208	(10,272)	—	—	(10,272)
Issuance of common stock in connection with employee stock purchase plan	269	19,750	—	—	19,750
Stock-based compensation	—	33,750	—	—	33,750
Balance, June 27, 2026	88,218	$3,344,678	$2,657	$124,590	$3,471,925

Balance, March 29, 2025	92,920	$3,431,308	$(5,013)	$(33,983)	$3,392,312
Net income	—	—	—	25,594	25,594
Other comprehensive income	—	—	11,368	—	11,368
Exercise of stock options and vesting of restricted stock units, net of shares withheld for employee taxes	180	(7,291)	—	—	(7,291)
Issuance of common stock in connection with employee stock purchase plan	400	21,299	—	—	21,299
Repurchase of common stock, including transaction costs and excise tax	(702)	(50,018)	—	—	(50,018)
Stock-based compensation	—	43,805	—	—	43,805
Balance, June 28, 2025	92,798	$3,439,103	$6,355	$(8,389)	$3,437,069

See accompanying Notes to Condensed Consolidated Financial Statements.

QORVO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended
	June 27, 2026	June 28, 2025
Cash flows from operating activities:
Net income	$85,802	$25,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	34,912	39,466
Amortization of intangible assets	15,225	27,994
Deferred income taxes	(8,758)	(3,756)
Stock-based compensation expense	34,411	42,475
Other, net	2,666	(1,804)
Changes in operating assets and liabilities:
Accounts receivable, net	2,941	58,205
Inventories	(39,000)	4,725
Prepaid expenses and other assets	15,538	2,389
Accounts payable and accrued liabilities	(13,007)	(2,881)
Income taxes payable and receivable	4,672	(14,193)
Other liabilities	4,091	4,731
Net cash provided by operating activities	139,493	182,945
Cash flows from investing activities:
Purchase of property and equipment	(24,144)	(37,543)
Other investing activities	1,298	4,212
Net cash used in investing activities	(22,846)	(33,331)
Cash flows from financing activities:
Repurchase of common stock, including transaction costs	—	(49,906)
Proceeds from the issuance of common stock	8,731	9,833
Tax withholding paid on behalf of employees for restricted stock units	(10,272)	(7,290)
Net (payments) proceeds from purchase and sale of inventories subject to repurchase	(139)	45,599
Other financing activities	(4,787)	(5,171)
Net cash used in financing activities	(6,467)	(6,935)
Effect of exchange rate changes on cash and cash equivalents	(252)	1,623
Net increase in cash and cash equivalents	109,928	144,302
Cash and cash equivalents at the beginning of the period	1,219,015	1,021,176
Cash and cash equivalents at the end of the period	$1,328,943	$1,165,478

Supplemental disclosure of cash flow information:
Capital expenditures included in liabilities	$18,172	$54,666

See accompanying Notes to Condensed Consolidated Financial Statements.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION AND SUPPLEMENTAL DISCLOSURES

The accompanying Condensed Consolidated Financial Statements of Qorvo, Inc. and Subsidiaries (together, the "Company" or "Qorvo") have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these financial statements requires management to make estimates and assumptions, which could differ materially from actual results. In addition, certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed, or omitted, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"). In the opinion of management, the financial statements include all adjustments (which are of a normal and recurring nature) necessary for the fair presentation of the results of the interim periods presented. These Condensed Consolidated Financial Statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in Qorvo’s Annual Report on Form 10-K for the fiscal year ended March 28, 2026.

The Condensed Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform to the fiscal 2027 presentation.

The Company uses a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. Approximately every five to six years, the Company reports a 53-week fiscal year to align with the foregoing policy. Fiscal 2027 is a 53-week year and fiscal 2026 was a 52-week year; however, the first quarters of both fiscal years 2027 and 2026 included 13 weeks.

Supplemental Disclosures

Details of "Other operating expense" are as follows (in thousands):

	Three Months Ended
	June 27, 2026	June 28, 2025
Merger-related costs (1)	$14,885	$465
Restructuring-related charges (2)	11,674	4,154
Deferred compensation expense	9,897	5,534
Start-up costs	3,734	3,674
Other, net	1,452	756
Total	$41,642	$14,583

(1) Refer to Note 2 for additional information.

(2) Refer to Note 9 for additional information.

2. PROPOSED MERGERS

On October 27, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), the Company, Comet Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Skyworks (“Merger Sub I”), and Comet Acquisition II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Skyworks (“Merger Sub II”). Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of the conditions specified therein, (i) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Skyworks (the “Surviving Corporation”), and (ii) immediately following the First Merger, and as the second step in a single integrated transaction with the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving entity in the Second Merger and a wholly-owned subsidiary of Skyworks.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

At the effective time of the First Merger (the “Effective Time”), each share of the Company’s common stock, par value $0.0001 per share (“Qorvo Common Stock”), outstanding immediately prior to the Effective Time (subject to certain exceptions, including shares of Qorvo Common Stock owned by stockholders of the Company who have not voted in favor of the adoption of the Merger Agreement and have properly exercised appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be converted into the right to receive (i) 0.960 (the “Exchange Ratio”) shares of Skyworks common stock, without interest, and (ii) $32.50 in cash, without interest, subject to applicable withholding taxes. No fractional shares of Skyworks common stock will be issued in the Mergers, and the Company’s stockholders will receive cash in lieu of any fractional shares, as specified in the Merger Agreement.

If the Mergers are consummated, Qorvo Common Stock will be delisted from the Nasdaq Stock Market LLC and deregistered under the Securities Exchange Act of 1934, as amended. The Exchange Ratio is expected to result in the Company’s equityholders and Skyworks equityholders owning approximately 37% and 63%, respectively, of the combined company on a pro forma basis following the closing of the transactions contemplated by the Merger Agreement.

The Merger Agreement contains certain termination rights for each of Skyworks and Qorvo. Under specified circumstances, each of Qorvo and Skyworks will be required to pay the other party a termination fee of $298.7 million, as more fully described in the Merger Agreement. Alternatively, under certain specified circumstances, including termination following an injunction arising in connection with certain antitrust or foreign investment laws, or failure to receive certain required regulatory approvals of specified governmental authorities, Skyworks will be required to pay Qorvo a termination fee of $100.0 million, as more fully described in the Merger Agreement.

On February 5, 2026, Qorvo and Skyworks each received a Request for Additional Information and Documentary Material (the “Second Request”) from the U.S. Federal Trade Commission (the “FTC”) in connection with the transaction. The Second Request was issued under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). The effect of the Second Request is to extend the waiting period imposed by the HSR Act until 30 days after Qorvo and Skyworks have each substantially complied with the Second Request it received, unless the waiting period is voluntarily extended by the parties or terminated sooner by the FTC.

The stockholders of both Qorvo and Skyworks approved the Merger Agreement at each company's special meeting of stockholders on February 11, 2026.

On May 20, 2026, Skyworks commenced offers to exchange (the “Exchange Offers”) any and all outstanding 4.375% Senior Notes due 2029 issued by the Company (the “2029 Notes”) for up to $850.0 million aggregate principal amount of new 4.375% Senior Notes due 2029 issued by Skyworks and any and all outstanding 3.375% Senior Notes due 2031 issued by the Company (the “2031 Notes” and, together with the 2029 Notes, the “Notes”) for up to $700.0 million aggregate principal amount of new 3.375% Senior Notes due 2031 issued by Skyworks, pursuant to the terms and conditions set forth in Skyworks’ Registration Statement on Form S-4, filed with the SEC on May 20, 2026. The Exchange Offers will remain open until 5:00 p.m., New York City time, on September 1, 2026, unless extended at Skyworks’ sole discretion. The expiration date of the Exchange Offers is expected to be extended to occur on or about the closing of the Mergers.

In conjunction with the Exchange Offers, Skyworks, on behalf of the Company, solicited consents from holders of the Notes (the “Consents,” and together with the Exchange Offers, the “Exchange Offers and Consent Solicitations”) to adopt certain proposed amendments to the existing indentures to eliminate substantially all of the restrictive covenants, certain affirmative covenants and certain events of default (the “Proposed Amendments”). As of June 11, 2026, the Company received the requisite number of Consents to adopt the Proposed Amendments with respect to each series of the Notes and entered into supplemental indentures for both the 2029 Notes and the 2031 Notes (together, the “Supplemental Indentures”), by and among the Company, the guarantors party thereto and the trustee, giving effect to the Proposed Amendments.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The Proposed Amendments with respect to each series of the Notes will not become operative until (i) immediately prior to the closing of the transaction or (ii) immediately upon the settlement of the Exchange Offers for such series of the Notes, depending on the specific amendment, and will cease to be operative if the Mergers are not consummated.

The foregoing summary of the Merger Agreement, the Exchange Offers and Consent Solicitations and Supplemental Indentures and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, which was filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on October 28, 2025, Skyworks' Registration Statement on Form S-4 filed with the SEC on May 20, 2026 and the Supplemental Indentures filed as Exhibits 4.1 and 4.2 to the Company's Current Report on Form 8-K filed with the SEC on June 12, 2026.

Consummation of the Mergers is subject to required regulatory approvals, including certain antitrust and foreign investment approvals, and the satisfaction of other customary closing conditions. The Company is increasingly hopeful that the transaction will close within the calendar year, subject to satisfaction or waiver of all closing conditions, but there can be no assurances that the closing will occur on this timeline.

Merger-related costs for the three months ended June 27, 2026 were approximately $14.9 million, primarily related to legal and professional fees.

3. INVENTORIES

The components of inventories, net of reserves, are as follows (in thousands):

	June 27, 2026	March 28, 2026
Raw materials	$160,078	$162,588
Work in process	315,626	265,250
Finished goods	116,788	125,880
Total inventories	$592,492	$553,718

4. INTANGIBLE ASSETS

The following table summarizes information regarding the gross carrying amounts and accumulated amortization of intangible assets (in thousands):

	June 27, 2026		March 28, 2026
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
Developed technology	$289,825	$206,473	$330,939	$239,563
Technology licenses	74,386	61,237	75,475	55,861
Customer relationships	26,900	17,261	39,900	29,588
Trade names	700	554	700	496
Total (1)	$391,811	$285,525	$447,014	$325,508

(1) Amounts include the impact of foreign currency translation.

At the beginning of each fiscal year, the Company removes the gross asset and accumulated amortization amounts of intangible assets that have reached the end of their useful lives and have been fully amortized. Useful lives are estimated based on the expected economic benefit to be derived from the intangible assets. The gross carrying amounts and accumulated amortization of fully impaired intangible assets are written off at the time of impairment.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

5. DEBT

The following table summarizes the Company's outstanding debt (in thousands):

	June 27, 2026	March 28, 2026
4.375% senior notes due 2029	$850,000	$850,000
3.375% senior notes due 2031	700,000	700,000
Unamortized premium and issuance costs, net	(862)	(846)
Total long-term debt	$1,549,138	$1,549,154

Credit Agreement

On April 23, 2024, the Company entered into a five-year unsecured senior credit facility pursuant to a credit agreement with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer and a syndicate of lenders (the "Credit Agreement"), which replaced the previous credit agreement dated as of September 29, 2020. The Credit Agreement provides for a $325.0 million senior revolving line of credit (the "Revolving Facility"). Up to $25.0 million of the Revolving Facility may be used for the issuance of standby letters of credit, and up to $10.0 million of the Revolving Facility may be used for swing line advances (i.e., short-term borrowings made available from the lead lender). The Company may request at any time that the Revolving Facility be increased by up to $325.0 million, subject to securing additional funding commitments from existing or new lenders. The Revolving Facility is available to finance working capital, capital expenditures and other lawful corporate purposes. The initial maturity date of the Revolving Facility is April 23, 2029, which may be extended by up to two years by exercising extension options provided in the Credit Agreement.

At the Company’s option, loans under the Credit Agreement bear interest at (i) the Applicable Rate (as defined in the Credit Agreement) plus Term SOFR (as defined in the Credit Agreement) or (ii) the Applicable Rate plus a rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A., or (c) Term SOFR plus 1.00% (the “Base Rate”). All swing line loans bear interest at a rate equal to the Applicable Rate plus the Base Rate. Term SOFR is the rate per annum equal to the forward-looking SOFR term rate for interest periods of one, three or six months, as selected by the Company, plus an adjustment of 0.10%. The Applicable Rate is determined by reference to a pricing grid based on the Consolidated Leverage Ratio (as defined in the Credit Agreement) or, at the option of the Company, the Debt Rating (as defined in the Credit Agreement). The Applicable Rate for Term SOFR loans ranges from 1.000% per annum to 1.750% per annum and the Applicable Rate for Base Rate loans ranges from 0.000% per annum to 0.750% per annum. Undrawn amounts under the Revolving Facility are subject to a commitment fee ranging from 0.125% to 0.275%. Interest for Term SOFR loans is payable at the end of each applicable interest period or at three-month intervals, if such interest period exceeds three months. Interest for Base Rate loans is payable quarterly in arrears. The Company pays a letter of credit fee equal to the Applicable Rate multiplied by the daily amount available to be drawn under any letter of credit, a fronting fee and any customary documentary and processing charges for any letter of credit issued under the Credit Agreement.

During the three months ended June 27, 2026, there were no borrowings under the Revolving Facility.

The Credit Agreement contains various conditions, covenants and representations with which the Company must be in compliance in order to borrow funds and to avoid an event of default. As of June 27, 2026, the Company was in compliance with these covenants.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

Senior Notes due 2029

On September 30, 2019, the Company issued $350.0 million aggregate principal amount of its 4.375% senior notes due 2029 (the "Initial 2029 Notes"). On December 20, 2019, and June 11, 2020, the Company issued an additional $200.0 million and $300.0 million, respectively, aggregate principal amount of such notes (together, the "Additional 2029 Notes" and collectively with the Initial 2029 Notes, the "2029 Notes"). The 2029 Notes will mature on October 15, 2029, unless earlier redeemed in accordance with their terms. The 2029 Notes are senior unsecured obligations of the Company and are guaranteed, jointly and severally, by certain of the Company's U.S. subsidiaries (the "Guarantors").

The Initial 2029 Notes were issued pursuant to an indenture, dated as of September 30, 2019, by and among the Company, the Guarantors and MUFG Union Bank, N.A., as trustee, and the Additional 2029 Notes were issued pursuant to supplemental indentures, dated as of December 20, 2019, and June 11, 2020 (such indenture and supplemental indentures, collectively, the "2019 Indenture"). The Company may redeem the 2029 Notes, in whole or in part, at the redemption prices specified in the 2019 Indenture, plus accrued and unpaid interest. The 2019 Indenture contains customary events of default, including payment default, exchange default, failure to provide certain notices thereunder and certain provisions related to bankruptcy events. The 2019 Indenture also contains customary negative covenants.

Interest is payable on the 2029 Notes on April 15 and October 15 of each year. The Company paid interest of $18.6 million on the 2029 Notes during both the three months ended June 27, 2026 and June 28, 2025.

Senior Notes due 2031

On September 29, 2020, the Company issued $700.0 million aggregate principal amount of its 3.375% senior notes due 2031 (the "2031 Notes"). The 2031 Notes will mature on April 1, 2031, unless earlier redeemed in accordance with their terms. The 2031 Notes are senior unsecured obligations of the Company and are guaranteed, jointly and severally, by the Guarantors.

The 2031 Notes were issued pursuant to an indenture, dated as of September 29, 2020, by and among the Company, the Guarantors and MUFG Union Bank, N.A., as trustee (the "2020 Indenture"). The Company may redeem the 2031 Notes, in whole or in part, at the redemption prices specified in the 2020 Indenture, plus accrued and unpaid interest. The 2020 Indenture contains substantially the same customary events of default and negative covenants as the 2019 Indenture.

Interest is payable on the 2031 Notes on April 1 and October 1 of each year. The Company paid interest of $11.8 million on the 2031 Notes during both the three months ended June 27, 2026 and June 28, 2025.

On May 20, 2026, Skyworks commenced the Exchange Offers for the 2029 Notes and the 2031 Notes. In conjunction with the Exchange Offers, Skyworks, on behalf of the Company, solicited consents from holders of the Notes to adopt certain proposed amendments to the existing indentures to eliminate substantially all of the restrictive covenants, certain affirmative covenants and certain events of default. As of June 11, 2026, the Company received the requisite number of consents to adopt the proposed amendments with respect to each series of the Notes and entered into supplemental indentures for both the 2029 Notes and the 2031 Notes. The proposed amendments with respect to each series of the Notes will not become operative until (i) immediately prior to the closing of the transaction or (ii) immediately upon the settlement of the Exchange Offers for such series of the Notes, depending on the specific amendment, and will cease to be operative if the Mergers are not consummated. As of June 27, 2026, the 2029 Notes and the 2031 Notes remained outstanding obligations of the Company. Upon settlement of the Exchange Offers (which remain open), any 2029 Notes and 2031 Notes tendered and accepted for exchange will be exchanged for the applicable Skyworks notes and the related obligations of the Company and the guarantors under the tendered Notes will cease.

Refer to Note 2 for additional information regarding the Exchange Offers and Consent Solicitations for the 2029 Notes and the 2031 Notes.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

Fair Value of Debt

The Company's debt is carried at amortized cost and is measured at fair value quarterly for disclosure purposes. The estimated fair value of the 2029 Notes and the 2031 Notes as of June 27, 2026 was $820.3 million and $639.4 million, respectively (compared to the outstanding principal amount of $850.0 million and $700.0 million, respectively). The estimated fair value of the 2029 Notes and the 2031 Notes as of March 28, 2026 was $829.4 million and $629.5 million, respectively (compared to the outstanding principal amount of $850.0 million and $700.0 million, respectively). The Company considers the fair value of its debt to be Level 2 in the fair value hierarchy. Fair values are estimated based on quoted market prices for identical or similar instruments. The 2029 Notes and the 2031 Notes currently trade over-the-counter, and the fair values were estimated based upon the value of the last trade at the end of the period.

Interest Expense

During the three months ended June 27, 2026, the Company recognized $16.4 million of interest expense, primarily related to the 2029 Notes and the 2031 Notes, which was partially offset by interest capitalized to property and equipment of $0.6 million. During the three months ended June 28, 2025, the Company recognized $19.6 million of interest expense, primarily related to the 2029 Notes and the 2031 Notes, which was partially offset by interest capitalized to property and equipment of $0.8 million. Interest expense for the three months ended June 27, 2026 and June 28, 2025 also includes financing costs related to certain inventory (subject to repurchase) in connection with a supply agreement.

6. STOCK REPURCHASES

On November 2, 2022, the Company announced that its Board of Directors authorized a share repurchase program to repurchase up to $2.0 billion of the Company's outstanding common stock, which included the remaining authorized dollar amount under a prior program terminated concurrent with the new authorization.

Under this program, share repurchases are made in accordance with applicable securities laws on the open market or in privately negotiated transactions. The extent to which the Company repurchases its shares, the number of shares and the timing of any repurchases depends on general market conditions, regulatory requirements, alternative investment opportunities and other considerations. The program does not require the Company to repurchase a minimum number of shares, does not have a fixed term, and may be modified, suspended or terminated at any time without prior notice. Shares withheld to satisfy tax withholding requirements related to the vesting of share-based awards are not considered issued or considered stock repurchases under the Company's stock repurchase program.

During the three months ended June 27, 2026, the Company did not repurchase any shares of its common stock. As of June 27, 2026, approximately $416.2 million remains authorized for repurchases under its share repurchase program.

During the three months ended June 28, 2025, the Company repurchased approximately 0.7 million shares of its common stock for approximately $50.0 million (including transaction costs and excise tax).

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

7. COMMITMENTS AND CONTINGENT LIABILITIES

Legal Matters

The Company is involved in various legal proceedings and claims that have arisen in the ordinary course of business that have not been fully adjudicated. The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company regularly evaluates developments in its legal matters that could affect the amount of the previously accrued liability and records adjustments as appropriate. Although it is not possible to predict with certainty the outcome of the unresolved legal matters, it is the opinion of management that these matters will not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position or results of operations. The Company believes the aggregate range of reasonably possible losses in excess of accrued liabilities, if any, associated with these unresolved legal matters is not material.

8. REVENUE

Revenue by geographic region (based on the location of the customers' headquarters) is summarized as follows (in thousands):

	Three Months Ended
	June 27, 2026	June 28, 2025
United States	$509,011	$425,260
Taiwan	92,537	96,926
Other Asia	81,189	122,241
China	77,012	155,895
Europe	25,046	18,456
Total revenue	$784,795	$818,778

The Company also disaggregates revenue by operating segments (refer to Note 10).

9. RESTRUCTURING

In the second quarter of fiscal 2026, the Company initiated actions to reduce operating expenses, streamline its manufacturing footprint and accelerate its focus on long-term profitability objectives (the "2026 Restructuring Initiatives"). As part of these actions, the Company decided to close its North Carolina fabrication facility and transfer surface acoustic wave ("SAW") filter production to its Texas fabrication facility. In the fourth quarter of fiscal 2026, the Company completed the sale of its North Carolina fabrication facility and is operating under a short-term supply agreement with the buyer until the Company completes the transfer of SAW filter production to its Texas facility. In addition, the Company consolidated the Connectivity and Sensors Group ("CSG") organizational structure as it continues to align total Company resources, improve efficiency and narrow its focus on a higher margin portfolio.

The following table summarizes the charges resulting from the 2026 Restructuring Initiatives (in thousands):

	Three Months Ended June 27, 2026
	Cost of Goods Sold	Other Operating Expense	Total
Contract termination and other costs	$—	$866	$866
Asset impairment costs	—	47	47
One-time employee termination benefits	250	11,025	11,275
Total	$250	$11,938	$12,188

As of June 27, 2026, the Company has recorded cumulative expenses of approximately $12.4 million for contract termination and other costs, $48.4 million for one-time employee termination benefits, $1.8 million for asset impairment costs as well as a $7.9 million gain on sale of facility as a result of the 2026 Restructuring Initiatives.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The Company does not expect to incur additional material charges associated with the 2026 Restructuring Initiatives.

The following table summarizes the liability activity related to the 2026 Restructuring Initiatives (in thousands):

	One-Time Employee Termination Benefits	Contract Termination and Other Costs	Total
Accrued restructuring balance as of March 28, 2026	$19,856	$9,493	$29,349
Costs incurred and charged to expense	11,275	866	12,141
Cash payments	(20,502)	(9,476)	(29,978)
Accrued restructuring balance as of June 27, 2026	$10,629	$883	$11,512

The accrued restructuring balances as of June 27, 2026 represent estimated future cash payments required to satisfy the Company's remaining obligations, the majority of which are expected to be paid by the end of fiscal 2027.

10. OPERATING SEGMENT INFORMATION

The Company is organized into three operating and reportable segments that align technologies and applications with customers and end markets: High Performance Analog ("HPA"), Connectivity and Sensors Group ("CSG") and Advanced Cellular Group ("ACG").

HPA is a leading global supplier of radio frequency, analog mixed signal and power management solutions. HPA leverages a diverse portfolio of differentiated process technologies and products to serve customers in consumer, defense and aerospace, infrastructure, and industrial and enterprise markets.

CSG is a leading global supplier of connectivity solutions, with broad expertise spanning ultra-wideband, Matter®, Bluetooth® Low Energy, Zigbee®, Thread®, Wi-Fi® and cellular solutions for the Internet of Things to serve customers in automotive, consumer, industrial and enterprise, and mobile markets.

ACG is a leading global supplier of advanced cellular solutions for smartphones, wearables, laptops, tablets and other devices. ACG leverages world-class technology and systems-level expertise to deliver a broad portfolio of high-performance discrete and highly integrated cellular products.

The Company's three operating and reportable segments are based on the organizational structure and information reviewed by the Company's Chief Executive Officer, who is also the Company's chief operating decision maker (the "CODM"). The CODM primarily uses segment operating income (loss) to evaluate each segment's performance and allocate resources. This measure is utilized during the budgeting and forecasting process to assess profitability and enable decision making regarding strategic initiatives, capital investments and personnel across all operating segments. The Company’s manufacturing facilities service and provide benefit to all three operating segments, and the operating costs of the facilities are reflected in the cost of goods sold for each operating segment. The Company’s operating segments do not have intercompany revenue. The CODM does not evaluate operating segments using discrete asset information.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The following table presents details of the Company’s operating and reportable segments and a reconciliation of segment operating income (loss) to consolidated income before income taxes (in thousands):

	Three Months Ended
	June 27, 2026	June 28, 2025
Revenue:
HPA	$206,357	$137,395
CSG	101,869	110,153
ACG	476,569	571,230
Total revenue	$784,795	$818,778

Segment expenses:
HPA
Cost of goods sold	$71,269	$53,974
Research and development	39,839	37,868
Marketing and selling	17,791	16,861
General and administrative	7,499	7,110
Segment operating income	69,959	21,582

CSG
Cost of goods sold	57,808	59,933
Research and development	23,302	32,685
Marketing and selling	13,000	18,638
General and administrative	4,765	6,430
Segment operating income (loss)	2,994	(7,533)

ACG
Cost of goods sold	241,450	344,882
Research and development	95,694	94,507
Marketing and selling	13,691	14,357
General and administrative	17,182	19,550
Segment operating income	108,552	97,934

Total segment operating income	$181,505	$111,983

Unallocated amounts:
Stock-based compensation expense	(34,411)	(42,475)
Amortization of acquired intangible assets	(8,777)	(21,521)
Restructuring-related charges (1)	(11,521)	(7,879)
Merger-related costs (2)	(14,885)	(465)
Other (3)	(15,141)	(9,557)
Consolidated operating income	96,770	30,086

Interest expense	(15,852)	(18,787)
Other income, net	19,608	20,386
Income before income taxes	$100,526	$31,685

(1) Refer to Note 9 for additional information.

(2) Refer to Note 2 for additional information.

(3) Includes deferred compensation expense; start-up costs; and certain settlements, gains, losses and other charges.

QORVO, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

The unallocated amounts in the table above are not allocated to the Company's operating segments because they are not included in the segment operating performance measures evaluated by the Company’s CODM. Except as discussed above regarding the unallocated amounts, the Company's accounting policies for segment reporting are the same as for the Company as a whole.

11. INCOME TAXES

The Company’s income tax expense was $14.7 million and $6.1 million for the three months ended June 27, 2026 and June 28, 2025, respectively. The Company’s effective tax rate was 14.6% and 19.2% for the three months ended June 27, 2026 and June 28, 2025, respectively.

The Company's effective tax rate for the three months ended June 27, 2026 differed from the statutory rate primarily due to tax rate differences in foreign jurisdictions, the impact of global minimum taxes and Net Controlled Foreign Corporation Tested Income (formerly Global Intangible Low-Taxed Income ("GILTI")), partially offset by domestic tax credits generated and discrete tax benefits. A discrete tax benefit of $3.3 million was recognized for the three months ended June 27, 2026, primarily related to the tax effects of merger-related costs (refer to Note 2 for additional information) and restructuring-related charges (refer to Note 9 for additional information).

The Company's effective tax rate for the three months ended June 28, 2025 differed from the statutory rate primarily due to tax rate differences in foreign jurisdictions, global minimum taxes in foreign jurisdictions and GILTI, partially offset by domestic tax credits generated.

12. NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

	Three Months Ended
	June 27, 2026	June 28, 2025
Numerator:
Numerator for basic and diluted net income per share — net income available to common stockholders	$85,802	$25,594
Denominator:
Denominator for basic net income per share — weighted-average shares	88,035	92,915
Effect of dilutive securities:
Stock-based awards	1,325	855
Denominator for diluted net income per share — adjusted weighted-average shares and assumed conversions	89,360	93,770
Basic net income per share	$0.97	$0.28
Diluted net income per share	$0.96	$0.27

An immaterial number of shares of outstanding stock-based awards were excluded from the computation of net income per diluted share for the three months ended June 27, 2026 because the effect of their inclusion would have been anti-dilutive. In the computation of diluted net income per share for the three months ended June 28, 2025, approximately 1.5 million shares of outstanding stock-based awards were excluded because the effect of their inclusion would have been anti-dilutive.